Exhibit 12.1

CARRIZO OIL & GAS, INC.

STATEMENT OF COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(in thousands, except ratios)

	Years Ended December 31,						Nine Months Ended September 30,
	2013	2012	2011	2010		2009	2014
Earnings
Income (loss) from continuing operations before income taxes	$34,761	$82,133	$58,145	$18,410		($318,152)	$146,342
Fixed charges	86,795	74,852	52,545	44,600		39,555	63,464
Interest capitalized	(29,889)	(24,848)	(23,369)	(20,746)		(19,696)	(25,003)

Total Earnings	$91,667	$132,137	$87,321	$42,264		($298,293)	$184,803
Fixed Charges
Interest expense	$84,578	$73,006	$50,998	$43,264		$38,286	$61,560
Interest portion of rental expense	2,217	1,846	1,547	1,336		1,269	1,904

Total Fixed Charges	$86,795	$74,852	$52,545	$44,600		$39,555	$63,464
Ratio of Earnings to Fixed Charges	1.06	1.77	1.66	—	(1)	— (2)	2.91

(1)	Earnings for the year ended December 31, 2010, were insufficient to cover fixed charges by $2.3 million primarily due to a loss on extinguishment of debt of $31.0 million.
(2)	Earnings for the year ended December 31, 2009, were insufficient to cover fixed charges by $337.8 million primarily due to impairments of oil and gas properties of $338.9 million.